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                             November 8, 2021

       Crystal Landsem
       Chief Financial Officer
       Lulu's Fashion Lounge Holdings, Inc.
       195 Humboldt Avenue
       Chico, CA 95928

                                                        Re: Lulu's Fashion
Lounge Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 1,
2021
                                                            File No. 333-260194

       Dear Ms. Landsem:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

       Amendment No. 1 to Form S-1 filed November 1, 2021

       Capitalization, page 73

   1. Please explain to us why the conversion of all outstanding shares of your Series A
                                                        Preferred Stock changed
from 3,129,634 shares to 13,714,286 shares.
       Exhibit 5.1

   2. Please revise the opinion to include the over-allotment shares, which are also covered by the registration
statement.
 Crystal Landsem
FirstName  LastNameCrystal  Landsem
Lulu's Fashion Lounge Holdings, Inc.
Comapany 8,
November   NameLulu's
              2021     Fashion Lounge Holdings, Inc.
November
Page 2     8, 2021 Page 2
FirstName LastName
General

3. We note your risk factor disclosure on page 59 that the federal district courts will be the exclusive forum for claims arising under the Securities Act. However, the charter filed as
         Exhibit 3.1 does not state the same. Please revise your disclosure and/or charter accordingly.
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services